UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2022

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3431472
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(702)-960-7778

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

2

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 (unaudited) and 2021 are audited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results.

Overview

Mystic Holdings, Inc. (the “Company” or “Mystic”) is a holding company which, through its wholly-owned subsidiaries, is a fully integrated cannabis company in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and for recreational cannabis in 2016, Qualcan, LLC, Mystic’s wholly-owned operating subsidiary (“Qualcan”), has operated a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In addition to its wholesale operations, Mystic, through its wholly-owned subsidiaries Picksy, LLC and Picksy Reno, LLC (both of which also do business under the brand name Jade Cannabis Co.), operates two recreational/medical retail dispensaries (one in Clark County, Las Vegas and one in Reno). Furthermore, as of September 9th 2022 Mystic opened a recreational dispensary in the City of Las Vegas and plans to open another recreational dispensary in Carson City in the year 2023.

The Company has solidified its Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality cannabis and cannabis consumer products. We intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the cannabis industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Recent Developments

Regulation A+ Offering

On September 21, 2021, the Company received qualification from the SEC to proceed with the Company’s new public offering of its common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Current Reg A+ Offering”). Discussions and marketing efforts with investors are ongoing.

On September 30th 2022 our Reg A offering closed. This in combination with our first Reg A offering that closed on June 30th 2022 totaled $17,570,299.50.

3

Stock Quotation

In July 2021, the Company’s common stock became quoted for the first time on the Pink Open Market operated by the OTC Markets Group, Inc. (the “OTC Markets”), under the symbol “MSTH”. In August 2021, we submitted an application for quotation of the Company’s common stock for quotation on the OTCQX tier of the OTC Markets. On January 21, 2022, we began trading on the OTCQX.

Exchange Offer Transaction

In August 2021, the Company launched an offering (the “Exchange Offer”) to holders of our common stock as of a record date of July 1, 2021, to exchange all properly tendered and accepted shares of our common stock for up to 150,000 newly issued shares of our Series A Preferred Stock par value $0.001 per share. Under the Exchange Offer, each holder of our common stock was entitled to, for each 1,000 shares of common stock held as of July 1, 2021, tender one share of common stock in exchange for one share of Series A Preferred Stock. Holders of our Series A Preferred Stock are entitled to 1,100 votes per share on all matters submitted generally to a vote of stockholders. The Exchange Offer period closed on September 20, 2021.

Results of Operations - Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue for the six months ended June 30, 2022 was $6,253,664 with $3,746,719 in gross profit, and 59.9% gross margin. Compared to the period ending June 30, 2021 was $7,679,766, with $4,135,690 in gross profit, and 53.8% gross margin.

Operating expenses for the six months ended June 30, 2022 were $5,598,181 and include depreciation of equipment expense of $76,874, amortization of intangible assets of $589,007 and selling, office and administration expenses of $4,744,064. Compared to the six months ended June 30, 2021 were $5,229,597, and include depreciation of equipment expense of $67,934, amortization of intangible assets of $589,007, and selling, office and administration expenses of $4,153,609. There was not a substantial increase in expenses from 2022 to 2021 however not withstanding the decrease in revenue of $1,426,102 in 2022 compared to the same period in 2021 the company was able to increase its gross margins from 53.8% to 59.9%.

Given the expenses observed within the first six months of 2022, we anticipate that operating expenses for the fiscal year 2022 to be approximately 10% higher than in 2021. An increase in expenses in 2022 is anticipated due to the costs associated with increase in average wages, cost of raw materials and supplies.

Recent Trends - Market Conditions

During the period ended June 30, 2022, the COVID-19 pandemic continued to impact our operating results and the Company anticipates a residual effect for the balance of the year. In addition, the pandemic could cause reduced demand for our products if, for example, the pandemic results in a recessionary economic environment which negatively effects the consumers who purchase our products. Based on the recent increase in demand for our products, we believe that over the long term, there will continue to be strong demand for our products.

Although the U.S. economy continued to grow during the first half of 2022, the continuing impact of the COVID-19 pandemic, higher inflation, the actions by the Federal Reserve to address inflation, and rising energy prices create uncertainty about the future economic environment which will continue to evolve and may impact our business in future periods. We have experienced supply chain challenges, including increased lead times, as well as inflation of raw materials, logistics and labor costs due to availability constraints and high demand. Although we regularly monitor companies in our supply chain, and use alternative suppliers when necessary and available, supply chain constraints could cause a disruption in our ability to obtain raw materials required to manufacture our products and adversely affect our operations. We expect the inflationary trends and supply chain pressures to continue throughout the remainder of 2022.

Through June 30, 2022, the Company experienced elevated freight costs as a result of a higher transportation market as the capacity in the freight market has not kept up with demand. The Company believes these challenges will continue throughout the year. In addition, the Company experienced increases in the pricing of its raw materials and delays in procuring raw materials. The disruption caused by labor shortages, significant raw material cost inflation, logistics issues and increased freight costs, and ongoing port congestion, resulted in suppressed margins. The Company anticipates a continued impact throughout 2022.

Our ability to operate without significant incremental negative operational impact from the COVID-19 pandemic will in part depend on our ability to protect our employees and protect our supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect our employees. Since the inception of the COVID-19 pandemic and through June 30, 2022, we maintained the consistency of our operations during the onset of the COVID-19 pandemic. We will continue to innovate in managing our business, coordinating with our employees and suppliers to do our part in the infection prevention and remain flexible in responding to our customers and suppliers. However, the uncertainty resulting from the pandemic could result in an unforeseen disruption to our workforce and supply chain (for example an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact our operations.

4

We have not observed any material impairments of our assets or a significant change in the fair value of our assets due to the COVID-19 pandemic.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $84,843, compared to $2,741,087 as of December 31, 2021, a decrease of $2,656,244. Management anticipates that going forward, we will be able to generate sufficient cash flows from our operating activities, and the Reg A raise to meet our short-term capital requirements.

As of June 30, 2022, our short-term debt consisted of the following:

	June 30, 2022	June 30, 2021
Notes Payable to Qualcan Cananda (1)	501,509	501,509
Note Payable to Medifarm, LLC (2)		800,000
Note payable to CEG Capital, LLC (3)		2,5000,000
Note payable to Medifarm I, LLC (4)		4,200,000
Total short-term debt	$501,509	$8,001,509

(1)	Note payable to Qualcan Canada bearing no interest. Repayment of the note may be in cash or the Company’s common stock at such time and place to be decided by our Board of Directors. The noteholder does not have any right to convert the debt to stock.
(2)	This note has been paid in full
(3)	This note was converted into shares at $1.00 a share of common stock and has been paid in full.
(4)	This not has been paid in full

Long-term Debt

As of June 30, 2022 and December 31, 2021, our long-term debt consisted of the following:

	2022 (Jan-Jun) (Unaudited)	2021 (Audited)
Auto Loan	41,526	45,402
Total Long-term debt		45,402
Less: current maturities		(9,317)
Long-Term Debt	$41,526	$36,085

Related Party Transactions

As of June 30, 2022 and June 30, 2021, we had the following balances due from related parties:

	June 30, 2022	June 30,2021
Dal Toro Holdings, LLC(1)	30,000	38,887
Green Wagon Holdings, LLC(2)	5,478,868	5,091,252
Panorama Crest, LLC(3)	100,000	100,000
Stella Marina/Blue Devil, LLC(4)	16,320
Sky High, LLC(5)	(1,872,000)

Total	$3,753,188	$5,230,139

(1)	Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2022 and June 30, 202 are due on demand and bear no interest.

(2)	Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related entity as of June 30, 2022 and June 30, 2021 are due on demand and bear no interest.

(3)	Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2022 and June 30, 2021 are due on demand and bear no interest.

(4)	Stella Marina, LLC/Blue Devil, LLC is an entity owned by related parties of the Company and are used to charter airplane for business travel purpose. The balances due from this related entity as of June 30, 2022 and June 30, 2021 are due on demand and bear no interest.

(5)	Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021 Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021 Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with interest rate of 12% per annum.

5

8% Convertible Debentures

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qual can Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of June 30, 2022 and 2021, are $441,646 and $441,646 respectively.

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

6

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of June 30, 2022 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

On May 11, 2022, Unrivaled Brands, Inc. a Nevada Corporation and Medifarm I LLC, a Nevada Limited Liability Company filed a lawsuit in second Judicial District of the State of Nevada in and for the county of Washoe against Mystic Holdings, Inc and Picksy Reno, LLC alleging to seek more than $ 15,000 in damages. In 2019, Picksy and Medifarm were enagaged in purchasing and selling of asset of the company with asset purchase agreement for $13,500,000 which was later substituted by shares of common stock of Mystic. On October 2020, it was decided that 8,332,096 shares of Mystic common stock will be issued to Terra Tech. Under special circumstances, Mystic would repurchase the allocated shares at $1 per share. On December 18,2020 the share transfer was approved by CCB. Further agreement was made to meet regularly to clear outstanding invoices and to appoint designee of Terra Tech as member of Board of directors with annual salary of $50,000. Terra Tech is alleging that Mystic has not been responding to outstanding invoices, and no effort has been taken to make S-1 registration effective so that Terra Tech would be trading the shares once the shares of Mystic were listed OTC on Januaray,2022. Mystic has not appointed a designee of Terra Tech (now Unrivaled) as member of Board.

SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through September 30, 2022 the date these financial statements were issued.

The company has started the operation of Jade Skypoint located in Skypoint Drive, Las Vegas from September 1, 2022. Jade Skypoint will be operating as a dispensary for Cannabis products.

Item 2. Other Information

On September 9, 2022, we opened our third dispensary in the State of Nevada. This is our second dispensary location in Las Vegas, catering to the Northwest Las Vegas Valley.

Item 3. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mystic Holdings, Inc. and Affiliates

7

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (AUDITED)

CONSOLIDATED BALANCE SHEETS

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)

ASSETS
Current Assets:
Cash	84,843	1,348,103
Accounts receivable, net	435,262	459,305
Subscription Receivables from Dealmaker	113,110	-
Inventory	5,166,701	5,139,701
Total Current Assets	5,799,916	6,947,108

Non Current Assets:
Due from related parties, net	3,753,188	3,916,140
Property, Equipment and Leasehold Improvements, Net	5,469,158	4,187,186
Intangible assets, net	13,472,225	14,061,232
Goodwill	4,824,104	4,824,104
Other Assets	1,292,344	1,192,344
Total Non Current Assets	28,811,017	28,181,005

TOTAL ASSETS	$34,610,935	$35,128,114

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	2,434,594	3,670,112
Other Current Liabilities	2,323,219	-
Current Maturities of Long Tem Debt	-	9,317
Total Current Liabilities	4,757,813	3,679,429
Non Current Liabilities:
Convertible Debentures	441,646	441,646
Long Term Debt	125,000	-
Non-Convertible Notes Payable	540,784	1,537,594
Uncertain Tax Benefit	579,257	579,257
Total Liabilities	6,444,500	6,237,927

Stockholders’ Equity:
Common stock, $0.001 par value; 200,000,000 shares authorized 150,112,539 shares issued and 116,030,948 shares outstanding	150,113	149,667
Preferred stock, $0.001 par value; 111,111 shares authorized 86,235 shares issued and 86,235 shares outstanding	86	86
Additional Paid in Capital	39,103,294	38,435,271
Less: Par Value of 34,081,591 shares of treasury stock	(34,082)	(34,082)
Debenture Conversion into Equity
Accumulated Deficit	(11,052,977)	(9,660,755)
Total Stockholders’ Equity	28,166,435	28,890,187

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$34,610,935	$35,128,114

8

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED NET INCOME

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (AUDITED)

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)

GROSS SALES	6,253,664	16,588,262
Returns	(8,630)	(42,563)
Discounts	(1,420,087)	(2,401,789)
NET SALES	$4,824,947	$14,143,910

COST OF GOODS SOLD	1,078,228	4,773,491

GROSS PROFIT	$3,746,719	$9,370,418

OPERATING EXPENSES
Advertising	188,236	668,497
Depreciation	76,874	153,748
Ammortization	589,007	1,178,015
Selling, Office and Administration	4,744,064	7,588,672
TOTAL OPERATING EXPENSES	5,598,181	9,588,933

INCOME (LOSS) FROM OPERATIONS	$(1,851,462)	$(218,514)

OTHER INCOME (EXPENSES)
Interest Expense	(320,000)	(327,341)
Interest Income		221,766
Miscellaneous Income	779,241	210,770
TOTAL OTHER INCOME	459,241	105,195

NET INCOME BEFORE PROVISION FOR INCOME TAXES	$(1,392,221)	$(113,319)

Provision for Income Taxes	-	(1,619,588)

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(1,392,221)	$(1,732,907)

9

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDER’S EQUITY

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (AUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended June 30, 2022

					Additional
	Common Stock		Preferred Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2022	149,666,893	$149,667	86,235	$86	$38,435,271	(34,081,591)	$(34,082)	$(9,660,755)	$28,890,101

Issuance of Common Stock	445,646	446			668,023				$668,469

Conversion of Common Stock to Preferred Stock	-	-

Net Income								(1,392,221)	(1,392,221)

Balance, June 30, 2022	$150,112,539	$150,113	$86,235	$86	$39,103,294	$(34,081,591)	$(34,082)	$(11,052,977)	$28,166,435

Year Ended December 31, 2021

					Additional
	Common Stock		Preferred Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2021	137,320,690	137,321			27,205,134	(34,081,591)	(34,082)	(7,927,848)	19,380,525

Issuance of Common Stock	12,432,438	12,432			11,230,137				11,242,570

Conversion of Common Stock to Preferred Stock	(86,235)	(86)	86,235	86					-

Net Income	-	-		-	-			(1,732,907)	(1,732,907)

Balance, December 31, 2021	149,666,893	$149,667	86,235	$86	$38,435,271	(34,081,591)	$(34,082)	$(9,660,755)	$28,890,101

** Notes are integral part of financial statements

10

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (AUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31.	2022 (Jan - June) (Unaudited)	2021

Cash flows from Operating Activities
Net Profit/(Loss)	(1,392,221.35)	(1,732,907)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	665,881	1,665,679
Uncertain Tax Benefits	-	579,257
Change in Operating Assets and Liabilities:
Accounts Receivable	180,996.60	(340,286)
Other Assets		(145,854)
Inventory	(27,000.00)	(2,612,223)
Accounts payable and accrued expenses	610,396.51	1,419,578
Other Current Liabilities	318,277.59	(1,250,000)
Net cash provided from (used in) Operating activities	356,330.85	(2,416,756)

Cash flows from Investing activities
Acquisition of PP&E	(126,845.80)	(435,977)
Acquisition of TI Skypoint	(1,231,999.90)
Investment in Lana Sprits	(100,000.00)
Acquisition of Intangible Asset	-	-
Net cash provided from (used in) Investing activities	(1,458,845.70)	(435,977)

Cash flows from Financing activities
Loan to Related Party	162,952.00	(3,528,223)
Loan paid to Unrelated party	120,945.00	(290,682)
Loan Repaid to Medifarm	(1,000,000.00)
Issuance/ (Conversion) of Debenture		-
Issuance of Notes Payable		(5,963,915)
Issuance of Common Stock	555,358.00	11,242,570
Net cash provided from (used in) Financing activities	(160,745.00)	1,459,750

Net Change in cash	(1,263,259.85)	(1,392,984)
Net Change in cash classified within current assets held for sale
Cash at beginning of period	1,348,102.75	2,741,087
Cash at end of period	84,843	1,348,103.00

11

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1: DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2017, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), constructed and operates a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In 2019 the company acquired two retail dispensaries from Medifarm LLC dba Blum, one located just east of the Las Vegas strip on Desert Inn (Blum DI) and the other on Virginia street in Reno (Blum Reno). It was also awarded two additional retail dispensary licenses, one in the city of Las Vegas and the other in Carson City, as a result of a legal challenge to the 2018 State license application process. The company completed a re-branding of the Blum dispensaries to Jade. Co. in 2021.

Mystic is a vertically integrated retail and wholesale cannabis company. It operates under Qualcan, Picksy LLC and Picksy Reno LLC, dba Jade Cannabis Co. with sub-brands including Lush Cannabis and Cosmic Cannabis brands. The company has a strong presence in the Nevada cannabis industry with a large cultivation and production facility, two operating dispensaries and two more in the development and construction phase. Mystic is among only a few licensees in a closed State with limited licenses.

The consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC, Picksy LLC, Picksy Reno LLC, Baked Goods, Tinkbell LLC, and Wagon Trail 4145, LLC. Picksy LLC, Picksy Reno LLC, Baked Goods, Tinkbell LLC Qualcan, LLC and Wagon Trail 4145, LLC are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation.

NOTE 2: BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of Mystic Holdings Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under accounting principle generally accepted in the United States) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

We conduct business through a variety of corporate structures, including subsidiaries, variable interest entity (VIE) and primary beneficiary. Subsidiaries are those where we exercise control through 100 % ownership, VIE are those where we have controlling interest despite not having a majority of voting rights and primary beneficiary are those where we retain the authority to direct the activities. All of the assets, liabilities, revenues and expenses of our subsidiaries, VIE and primary beneficiary are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

12

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

Effective January 1, 2018, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. Under this method, the Company recorded the cumulative effect of initially applying the new standard to all contracts as of the date of adoption.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flows. Under the new standard, the Company recognizes a sale as follows.

Cannabis Dispensary, Cultivation and Production

The Company recognizes revenue from manufacturing and distribution product sales when our customers obtain control of our products. Revenue from our retail dispensaries is recorded at the time customers take possession of the product. Revenue from our retail dispensaries is recognized net of discounts, promotional adjustments and returns. We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, excise and local taxes. These taxes are not included in the transaction price and are, therefore, excluded from revenue. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Revenue related to distribution customers is recorded when the customer is determined to have taken control of the product. This determination is based on the customer specific terms of the arrangement and gives consideration to factors including, but not limited to, whether the customer has an unconditional obligation to pay, whether a time period or event is specified in the arrangement and whether the Company can mandate the return or transfer of the products. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with collected taxes recorded as current liabilities until remitted to the relevant government authority.

Contract Balances

Due to the nature of the Company’s revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC Topic 606.

13

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Contract Estimates and Judgments

The Company’s revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000.

Leases

The Company leases facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date that the Company becomes legally obligated to remit rent payments or the date that the Company exercises control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based upon equipment usage. Rent expense associated with contingent rentals are recorded as incurred. The related rent expense is recorded on a straight line basis over the lease term. The cumulative excess of rent payments over rent expense, if any, is accounted for as a deferred lease asset and recorded in “Other Assets”. The cumulative excess of rent expense over rent payments, if any, is accounted for as deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset’s useful life or the lease term.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable is written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

14

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Valuation of Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of June 30, 2022 and December 31, 2021.

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

15

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities, were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended June 30, 2022 and December 31, 2021.

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

16

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (UNAUDITED)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a policy of capitalizing purchases over $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows;

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. In accordance with ASC 350, “Intangibles—Goodwill and Other, “goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

The Company reviews the goodwill allocated to each of our reporting units for possible impairment annually as of first day of the fourth quarter each fiscal year and whenever events or changes in circumstances indicate carrying amount may not be recoverable. In the impairment test, the Company measures the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefit only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where the Company has had an acquisition that benefited more than one reporting unit, The Company has assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

If the carrying amount of a reporting unit is in excess or its fair value, the Company recognizes an impairment charge equal to the amount in excess

17

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (UNAUDITED)

Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment, “intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Dispensary Licenses	14 Years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period identified.

The Company calculates fair value of our intangible assets as the present value of estimated future cash flows the Company expects to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, The Company uses estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

Intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair value.

Other Assets

Other assets comprise primarily of deposits for the purchase of real property and security deposits for leased properties in Nevada. The deposits for the purchase of real property are reclassified to Property and Equipment once the purchase is final.

Income Taxes

Income Taxes Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

18

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

The provision for income taxes consists of the following:

	2022 (Jan - June) (Unaudited)	2021 (Audited)

Net Revenue	$5,604,188	$14,576,446
280E Allocation	$(1,078,228)	$(4,773,491)
Net income	$4,525,960	$9,802,955
Net Operating Loss Carryforwards	$-	$-
Net Taxable Income	$4,525,960	$9,802,955
Permanent Differences
Ammortization	$589,007	$1,178,015
Depreciation	$76,874	$153,748
Other Administrative expenses	$4,932,300	$758,867
Net Taxable Income	$(406,340)	$7,712,324
Provison for Taxable Income	$-	$1,619,588

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for the years ended June 30, 2022 and 2021 were $ 188,236 and $668,497 respectively.

NOTE 4: ACCOUNTS RECEIVABLE

As of June 30, 2022, and December 31, 2021, the company carried accounts receivable of $435,262 & $ 459,305 respectively. The industry in which the company operates does not have large amounts of accounts receivable at any given time. Company provides credit term to certain customers which usually are net 15 days. Company has not experienced any bad debts in previous years and it reasonably believes to collect all of its accounts receivable as of June 30, 2022 and December 31, 2021. As of June 30, 2022 and December 31, 2021, no allowance for doubtful accounts was deemed necessary.

19

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5: INVENTORY

As of June 30, 2022 and December 31, 2021, the Company carried the following inventory balances. Company did not recognize any obsolete in inventory due to impairment or damages in its inventory during the years 2022 and 2021.

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)
Cultivation and Production
Raw Materials	559,643.00	559,643
Work in Progress	3,760,385.44	3,760,385
Finished Goods	521,171.15	494,171

Dispensaries
Finished Goods	325,501.52	325,502

Total	$5,166,701	$5,139,701

NOTE 6: OTHER ASSETS

Other assets comprise primarily of security deposits for purchase of cannabis related equipment to be used in cultivation facility. The deposits will be classified to Property and Equipment once the purchase is final.

NOTE 7: ACCOUNT PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)

Accounts payable and Accrued Expenses	2,434,593.95	3,461,482.00
Interest Payable		208,630.00
	2,434,593.95	3,670,112.00

The accounts payable and accrued expenses consist of trade payables arising from company’s normal course of business.

20

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8: OTHER LIABILITIES

Other liabilities consist of following:

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)
Excise Tax payable	6,220.8
Sales Tax Liability	(8,683.4)	-
Payroll Tips Payable	196,156.8	-
Interest Payable	243,962.2	-
Payroll Liabilities	394,856.4	-
Credit Card	(179,072.9)	-
Income Tax Payable	1,669,779.0	-
	$2,323,219.0	-

NOTE 9: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)

Furniture and Equipment	1,045,797	1,045,684
Leasehold Improvements	6,051,752	4,758,503
Vehicle	168,812.19	125,628.91
Computer Hardware and Software	146,149.66	123,849.66
Subtotal	7,412,511	6,053,666

Accumulated Depreciation	(1,943,353)	(1,866,479)
Net Total	$5,469,158	$4,187,186

Depreciation expense for the six months ended June 30, 2022 and year ended 2021 was $76,874 and $153,748 respectively.

21

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 10: RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from related parties as of:

December 31,	2022 (Jan - June) (Unaudited)	2021 (Audited)
Dal Taro Holding II, LLC	30,000	30,000
Employees4Hire, LLC		-
Green Wagon Holding, LLC	5,478,868	5,641,820
Panaroma Crest, LLC	100,000	100,000
Stella Marina.LLC	16,320	16,320
Sky High, LLC	(1,872,000)	(1,872,000)
	$3,753,188	$3,916,140

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2022 and December 31, 2021 are due on demand and bear no interest.

Employees4Hire, LLC are owned by related parties of the Company and are used to lease employees to the Company. There is no balance due as of June 30, 2022 and December 31, 2021.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related entity as of June 30, 2022 and December 31, 2021 are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2022 and December 31, 2021 are due on demand and bear no interest.

Stella Marina, LLC is an entity owned by related parties of the Company and are used to charter airplane for business travel purpose. The balances due from this related entity as of June 30, 2022 and December 31, 2021 are due on demand and bear no interest.

Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021 Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021 Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with interest rate of 12% per annum.

22

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 11: CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 12: BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

NOTE 13: SHORT-TERM DEBT

Short term Debt Consists of the following:

	2022 (Jan - June) (Unaudited)	2021 (Audited)
Note Payable to Qualcan Canada bearing no interest payment. Repayment of the note could be in cash or compnay’s stock at such time and place to be decided by the board of directors. Holder of the note does not have any right to conversion.	501,509	501,509

Note Payable to Medifarm LLC, on closing of purchase agreement entered, due within 12 months from closing date bearing interest at 5% per annum, secured.		-

Note Payable to Medifarm I LLC, on closing of purchase agreement entered, due within 12 months from closing date bearing interest at 5% per annum, secured.	-	1,000,000

Total Short term Debt	$501,509	$1,501,509

23

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 14: LONG-TERM DEBT

Long-term debt consists of the following:

	2022 (Jan - June) (Unaudited)	2021 (Audited)

Auto Loan	41,526	45,402

Total Long-term debt		45,402
Less: current maturities		(9,317)
Long-Tem Debt	$41,526	$36,085

NOTE 15: DEBENTURES

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qual can Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of June 30, 2022 and 2021, are $441,646 and $441,646 respectively.

24

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 16: COMMITMENTS AND CONTINGENCIES

In October 2017, the Company entered into a consultation agreement with Western Desert Holdings, LLC, and a former stockholder. Under the terms of this agreement, the Company incurred consulting expenses of $50,000 and $52,160 for the years ended June 30,2022 and December 31, 2021, respectively, which is included on the accompanying statements of income under the caption “Professional fees”. Future consulting expenses to be incurred by the Company in accordance with this agreement are estimated to be $50,000 for the period ended June 30, 2022.

Uncertain Tax Position

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2021, the Company had uncertain tax positions that qualify for either recognition of $579,257. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended June 30, 2022 and December 31, 2021. Generally, the tax years before 2018 are no longer subject to examination by federal, state or local taxing authorities.

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of June 30, 2022 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

On December 8, 2016, Rauch Organics LLC (“Rauch”) filed a lawsuit in the Eighth Judicial District Court in and for Clark County, Nevada against the company, certain of its subsidiaries and affiliates, and certain related members alleging, among other things, that the company and its affiliates breached the various agreements under which Rauch has not received monies due and owing pursuant to those agreements. Furth more, Rauch alleged that members of the company induced Rauch to enter into various agreements through false or fraudulent misrepresentations. Rauch Plaintiffs, were seeking, among other things, issuance of up to 5% equity interest in the company based upon its loan of $600,000 to the company pursuant to an Agreement for Transfer of Membership Interests dated December 23, 2015. The company denied the allegations of Plaintiff and Qualcan has filed a Counterclaim against Plaintiff and certain companies affiliated with Plaintiff. Qualcan alleged that Plaintiff breached the various agreements, violated its fiduciary duties owed to Qualcan and converted Qualcan’s property by wrongfully destroying certain cannabis corps at or near the time the agreements were terminated. On April 26, 2021, the company and Rauch Organics LLC agreed to a settlement, which, among other terms, provides for a payment of $1,250,000 by company to Rauch. Out of the settlement amount, $1,000,000 was paid on June 29, 2021 and remaining settlement amount of $250,000 still due is reflected as other current liabilities on our Consolidated Balance Sheets as of June 30, 2021.

25

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On May 11, 2022, Unrivaled Brands, Inc. a Nevada Corporation and Medifarm I LLC, a Nevada Limited Liability Company filed a lawsuit in second Judicial District of the State of Nevada in and for the county of Washoe against Mystic Holdings, Inc and Picksy Reno, LLC alleging to seek more than $ 15,000 in damages. In 2019, Picksy and Medifarm were enagaged in purchasing and selling of asset of the company with asset purchase agreement for $13,500,000 which was later substituted by shares of common stock of Mystic. On October 2020, it was decided that 8,332,096 shares of Mystic common stock will be issued to Terra Tech. Under special circumstances, Mystic would repurchase the allocated shares at $1 per share. On December 18,2020 the share transfer was approved by CCB. Further agreement was made to meet regularly to clear outstanding invoices and to appoint designee of Terra Tech as member of Board of directors with annual salary of $50,000.

Terra Tech is alleging that Mystic has not been responding to outstanding invoices, and no effort has been taken to make S-1 registration effective so that Terra Tech would be trading the shares once the shares of Mystic were listed OTC on Januaray,2022. Mystic has not appointed a designee of Terra Tech (now Unrivaled) as member of Board.

NOTE 17: LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, and an entity sharing the same owners and ownership percentages as the Company, on a month to month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

Periods	Basic Monthly Rent
June 1, 2021 through May 31, 2022	$36,000 per month
June 1, 2022 through May 31, 2023	$39,000 per month
June 1, 2023 through May 31, 2024	$42,000 per month
June 1, 2024 through May 31, 2025	$43,260 per month

The rent increase 3% per year after year 2025.

On May 31, 2019, MediFarm LLC renewed lease agreement with Vegas Godspeed LLC for the operation of its division Jade- Desert Inn (previously known as Blum Desert Inn) at the street address of 1130 Desert Inn Road, Las Vegas, NV 89109, in Las Vegas, Nevada. The lease term is of six years expiring in May 31, 2024.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The scheduled rental payment as per the lease agreement is as follows:

Period(s)	Basic Monthly Rent
June 1, 2019 through May 31, 2020	$9,334.74 per month (First Floor) $1,050.48 per month (Basement)

June 1, 2019 through May 31, 2020	$9,334.74 per month (First Floor) $1,050.48 per month (Basement)

June 1, 2020 through May 31, 2021	$9,614.78 per month (First Floor) $1,081.99 per month (Basement)

June 1, 2021 through May 31, 2022	$9,903.23 per month (First Floor) $1,114.45 per month (Basement) June 1, 2022 through May 31, 2023

June 1, 2022 through May 31, 2023	$10,200.32 per month (First Floor) $1,147.89 per month (Basement)

June 1, 2023 through May 31, 2024	$10,506.33 per month (First Floor) $1,182.32 per month (Basement)

The company assumed the prior lease agreement between Green Wagon Reno, LLC and Medi Farm I, LLC upon taking control over Medi Farm I LLC for its Jade Reno (previously known as Blum Reno) facility as on January 1, 2020. The rent per lease agreement is $15,000 per month with adjustment upon renewal.

Total rent expense for the years ended June 30, 2022 and 202 were $160,880 and $352,989 respectively.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 18 : INTANGIBLE ASSET AND GOODWILL

Goodwill

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities.

Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company conducts its annual goodwill impairmentassessment as of the last day of the third quarter, or more frequently under certain circumstances. For the purpose of the goodwill impairment assessment,the Company has the option to perform a qualitative assessment (commonly referred to as “step zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary or a quantitative assessment (“step one”) where the Company estimates thefair value of each reporting unit using a discounted cash flow method (income approach). Goodwill is assigned to the reporting unit, which is the operatingsegment level or one level below the operating segment. The balance of goodwill at June 30, 2022 and December 31, 2021 was $4.8 million and $4.8 million, respectively and was attributed to the Cannabis reportable segment.

The table below summarizes the changes in the carrying amount of goodwill:

Balance, December 31, 2021	4,824,104
Goodwill acquired during 2021	-
Accumulated Impairement loss	-
Balance, June 30,2022	$4,824,104

The Company completed a preliminary step one assessment as of January 1, 2021 and concluded no adjustment to the carrying value of goodwill was required .The results of the Company’s 2021 and 2020 goodwill impairment assessments indicated that no other goodwill impairment existed.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2022 and December 31, 2021.

	June 30, 2022
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses	14	14,061,232	589,007	13,472,225
Subtotal		14,061,232	589,007	13,472,225

Total Intangible Assets, Net		14,061,232	589,007	13,472,225

	December 31, 2021
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses	14	16,492,206	2,430,974	14,061,232
Subtotal		16,492,206	2,430,974	14,061,232

Total Intangible Assets, Net		16,492,206	2,430,974	14,061,232

The Company recorded amortization expense of $589,008 and $1,178,015 for the years ended June 30, 2022 and 2021, respectively.

NOTE 19: STOCK OPTION

Performance Incentive Plan

On September 2019, the shareholders approved the Company’s 2019 Performance Stock Option, (the “Stock Option”). Under the terms of the Incentive Plan, up to 13,000,000 shares of common stock may be granted. The Stock Option is administered by the Compensation Committee which is appointed by the Board of Directors. The Committee determines which key employee, officer or director on the regular payroll of the Company, or outside consultants shall receive stock options. Granted options are exercisable after two years from the date of grant in accordance with the terms of the grant up to five years after the date of the grant. The exercise price of any incentive stock option or nonqualified option granted under the Incentive Plan may not be less than 100% of the fair market value of the shares of common stock of the Company at the time of the grant.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Options:

The following options were issued to employees and non-employee Board of Directors and consultants in accordance with the Company’s Performance Incentive Plan.

Grant Date	Number of Options	Exercise Price	Expiration Term

30-Sep-19	4,000,000	0.30	5 years
30-Sep-19	8,863,500	0.80	5 years
30-Sep-19	70,000	1.00	5 years

At June 30, 2022, the Company has shares of common stock reserved for issuance of these options and for options granted previously.

Activity in stock options, including those outside the Performance Incentive Plan, for year-end December 31, 2021, is summarized as follows:

	Shares Under	Average
	Options	Exercise Price

Balance, December 31, 2021	12,933,500	0.65
Options Granted	-	-
Options Exercised	-	-
Options Cancelled/Expired	-	-
Balance, June 30, 2022	12,933,500	0.65

All of the options listed in the above table have no intrinsic value, as their exercise prices are all in excess of the market value of the Company’s common stock as of June 30, 2022.

NOTE 20: REGULATION A SUBSCRIPTION

On May 5, 2022, Mystic Holdings, Inc. (the “Company”) completed final closing in the amount of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”). The total of $555,358 as of June 30,2022, the balance of $113,110 is booked as “Receivables from Dealmaker” in Consolidated Balance Sheets. On 2022, Mystic Holdings offered on a best-efforts basis up to a maximum of 4,45,646 shares of common stock for the price of $1.50 per share, with the par value of $0.001 per share.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 21: RECENT ACCOUNTING GUIDANCE

In December 2019, the FASB issued an accounting standard updates that eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently have adopted the accounting standard as of December 15, 2020 adoption date and have determined the adoption of ASU 2019- 12 has no material impact on our consolidated financial statements or disclosures.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 22: SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through October 5, 2022 the date these financial statements were issued.

The company has started the operation of Jade Skypoint located in Skypoint Drive, Las Vegas from September 1, 2022. Jade Skypoint will be operating as a dispensary for Cannabis products.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

2.1*	Amended and Restated Articles of Incorporation of Mystic Holdings, Inc. dated June 14, 2021 (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

2.2*	Amended and Restated By-laws of Mystic Holdings, Inc. dated May 20, 2021 (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.1*	Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of Mystic Holdings, Inc (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.2*	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.3*	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.4*	Secured Promissory Note, dated as of February 23, 2021, by Picksy LLC in favor of Medifarm LLC (incorporated by reference to Exhibit 6.13 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.5*	Secured Promissory Note, dated as of August 12, 2021, by Picksy Reno LLC in favor of Medifarm I LLC (incorporated by reference to Exhibit 6.14 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.6*	Secured Promissory Note, dated as of February 23, 2021, by Picksy LLC in favor of Medifarm LLC (incorporated by reference to Exhibit 6.13 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.7*	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

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3.8*	Secured Convertible Promissory Note, dated as of January 20, 2021, by Mystic Holdings, Inc. in favor of CEG Capital, LLC (incorporated by reference to Exhibit 6.17 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.9*	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement (incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.1*	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures (incorporated by reference to Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.2*	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.3*	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.4*	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on February 10, 2020).

6.5*	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A POS filed with the SEC on September 15, 2020).

6.6*	Letter Agreement, dated as of October 22, 2020 by and among Medifarm I LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp. (incorporated by reference to Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.6*	Letter Agreement, dated as of May 19, 2021 by and among Picksy LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

6.7*	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.8*	Advisory Agreement, dated as of February 23, 2021, by and between Mystic Holdings, Inc. and Michael Nahass (incorporated by reference to Exhibit 6.18 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

6.9*	Amended Commercial Lease Agreement, dated as of June 30, 2016, between Qualcan, LLC and Green Wagon, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.10*	Lease Addendum to Amended Commercial Lease Agreement, dated as of January 1, 2021, between Qualcan LLC and Green Wagon LLC (incorporated by reference to Exhibit 6.20 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

10.1	Power of Attorney (set forth on signature page hereto).

* Previously filed.

# Indicates management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on October 7, 2022.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chief Executive Officer and Chairman	October 7, 2022
Lorenzo Barracco	(principal executive officer)

/s/ Michael Cristalli*	President and Director	October 7, 2022
Michael Cristalli

/s/ Heather Cranny*	Chief Financial Officer, Treasurer	October 7, 2022
Heather Cranny	Secretary (principal financial and accounting officer) and Director

/s/ Joanna DeFilippis*	Chief Operating Officer and Director	October 7, 2022
Joanna DeFilippis

/s/ Daniel V. Perla*	Director	October 7, 2022
Daniel V. Perla

/s/ Sigmund (Sig) Rogich*	Director	October 7, 2022
Sigmund (Sig) Rogich

/s/ Alexander Scharf*	Director	October 7, 2022
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact

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